For period ending   April 30, 2016

Exhibit 77C

File number 811-7540

Global High Income Fund Inc.

At the annual meeting of shareholders held on February 18, 2016, the Fund's shareholders were asked to consider and vote upon (1) a proposal that the Fund be liquidated and dissolved pursuant to a Plan of Liquidation and Dissolution and (2) the election of two directors to serve as Class III directors.

The voting results on the proposal that the Fund be liquidated and dissolved were as follows:

Shares Voted For 12,042,257.717

Shares For as a % of Total Shares Outstanding
55.772%

Shares Voted Against
823,489.420

Abstain
397,589.000

To approve the liquidation and dissolution of the Fund pursuant to a
Plan of Liquidation and Dissolution

Pursuant to Instruction 2 to N-SAR Sub-Item 77C, it is not necessary to provide vote details regarding the election of the two directors as each of the nominees was elected, and there was no solicitation in opposition to management's nominees.

Global High Income Fund Inc.